Exhibit 99.1

Caesarstone Reports Fourth Quarter and Full Year 2025 Financial Results

- Fourth Quarter Revenue of $94.4 Million and Full Year Revenue of $397.2 Million -
- Implementation of Strategic Measures Expected to Bring Total Annualized Savings to Approximately
$100 Million Since 2023 -
- Reiterates Expectation to Deliver Positive Adjusted EBITDA in the Third Quarter of 2026 -

MP MENASHE, Israel – March 4, 2026 - Caesarstone Ltd. (NASDAQ: CSTE), a leading developer and manufacturer of high-quality engineered surfaces, today reported financial results for its fourth quarter and full year ended December 31, 2025.

Yos Shiran, Caesarstone’s Chief Executive Officer commented, “In 2025, we continued to reshape our business model and positioned Caesarstone for sustainable, profitable growth. We made decisive progress executing our multi-year strategic plan, most notably through the closure of our Bar-Lev manufacturing facility and the completion of our full transition of quartz production to our global network of third party production partners. This transformation represents a significant structural improvement that strengthens our competitive position and provides a foundation for long-term value creation.”

Nahum Trost, Caesarstone Chief Financial Officer added, “While we faced persistent market headwinds throughout the year, including global economic uncertainty and competitive pressures, we remained focused on the strategic initiatives that will drive long-term growth. We successfully launched our zero crystalline silica collection in Australia, ensuring regulatory compliance while maintaining market leadership. We expanded our porcelain capabilities in this growing product category and we continued to invest in brand strength, product innovation, and customer service excellence. With the Bar-Lev closure behind us and our transition to third party production partners  progressing as planned, we enter 2026 with a significantly more flexible and efficient operating structure. This step change in our transformation, combined with other recent cost mitigation efforts, is expected to deliver over $25 million in annual cost savings, which brings our total annualized savings to approximately $100 million since 2023.”

Manufacturing Facility Network and Cost Optimization Update

As previously announced, on November 11, 2025, the Company approved additional steps under its strategic restructuring plan across the Company’s operations, commencing with the closure of its manufacturing facility in Bar-Lev, Israel, and a reduction in headcount of approximately 200 employees mostly associated with that facility. Production at the Bar-Lev facility ceased in December 2025. Existing inventory from prior Bar-Lev production will continue to be sold down into 2026, primarily during the first half of the year. This part of the restructuring plan is intended to increase competitiveness, help improve the Company’s profitability and cash flows, improve service and drive additional cost efficiencies through an optimized manufacturing footprint.

In connection with the facility closure, the Company incurred non-cash impairment expenses of $45.7 million and restructuring expenses of $3.1 million primarily related to the facility closure. These impairment expenses include a non-cash write-down on the long-term non-cancellable facility lease agreement, valid through 2032, which the Company aims to sublease in whole or in part through the remaining term of the lease.

The Company incurred cash costs of $0.8 million during the fourth quarter and expects to incur additional cash costs in the amount of $3.0 million to $5.0 million related to operations through the next 12 months.

Once fully implemented the Company expects to realize annualized cash savings of approximately $20.0 to $22.0 million, with the potential for additional cash savings if subleases are executed on the non-cancellable long-term facility lease agreement. Upon closure of the Bar-Lev facility, the Company will continue to maintain its high level of service to customers through its third party production partners.

The Company also continues to make progress in its efforts to monetize its previously closed Richmond Hill, GA facility.

Beyond the facility closures, the Company’s restructuring plan continues to focus on additional actions that can be taken to improve future profitability and cash flow and help the Company to invest in its brand, innovation and porcelain. In addition, the Company believes these actions will help to achieve its goal to return to profitability during the third quarter of 2026.

Fourth Quarter 2025 Results

Revenue in the fourth quarter of 2025 was $94.4 million compared to $97.9 million in the prior year quarter. On a constant currency basis, fourth quarter revenue was off by 5.0% year-over-year, reflecting continued softness in global demand and competitive pressures, particularly in North America, partially offset by strength in Australia following the launch of the Company’s full collection of zero crystalline silica products and a more favorable operating environment in Israel.

Gross margin in the fourth quarter of 2025 was 15.5% compared to 19.4% in the prior year quarter. Excluding one-time expenses mainly related to the closure of the Bar-Lev facility, adjusted gross margin for the quarter was 18.0% compared to 19.7% in the prior year quarter. The difference in adjusted gross margin was primarily due to lower fixed cost absorption resulting from reduced production and sales volumes and the impact of recent tariffs which were not covered in full by the Company’s pricing actions implemented in the beginning of the quarter, partially offset by benefits from an improved production footprint.

Operating expenses in the fourth quarter of 2025 were $96.9 million, or 102.6% of revenue, compared to $41.9 million, or 42.9% of revenue in the prior year quarter. Excluding legal settlements and loss contingencies, restructuring and impairment expenses, operating expenses were $32.0 million or 33.9% of revenue compared to $32.6 million or 33.3% in the prior year quarter.

Operating loss in the fourth quarter of 2025 was $82.3 million compared to an operating loss of $23.0 million in the prior year quarter. The increased operating loss primarily reflects non-cash impairment expenses of $45.7 million mainly related to the Bar-Lev facility closure, along with $3.1 million in restructuring expenses.

Adjusted EBITDA in the fourth quarter of 2025, which excludes expenses for non-cash share-based compensation, legal settlements and loss contingencies, restructuring charges, impairment expenses and other non-recurring items, was a loss of $11.1 million compared to a loss of $8.0 million in the prior year quarter.

Finance expenses in the fourth quarter of 2025 were $2.7 million compared to finance expenses of $2.9 million in the prior year quarter. Finance expenses result mainly from foreign currency exchange rate fluctuations.

Net loss attributable to controlling interest for the fourth quarter of 2025 was $87.9 million compared to a net loss of $24.3 million in the prior year quarter. Net loss per share for the fourth quarter 2025 was $2.55 compared to a net loss per share of $0.60 in the prior year quarter. Adjusted diluted net loss per share for the fourth quarter was $0.48 on 34.6 million shares, compared to adjusted diluted net loss per share of $0.35 in the prior year quarter on 34.7 million shares.

Full Year 2025 Results

Revenue in 2025 was $397.2 million compared to $443.2 million in 2024. On a constant currency basis, full year revenue was off by 10.5% year-over-year, primarily due to lower volumes resulting from global economic headwinds and competitive pressures across the Company's main regions.

Gross margin in 2025 was 18.4% compared to 21.8% in 2024. Excluding one time expenses mainly related to the closure of the Bar-Lev plant, adjusted gross margin for the year was 19.0% compared to 22.1% in the prior year. The difference in gross margin was primarily due to lower volumes and production, which resulted in lower fixed cost absorption, partially offset by benefits from an improved production footprint.

Operating expenses in 2025 were $199.0 million, or 50.1% of revenue, compared to $138.6 million, or 31.3% of revenue in 2024. Excluding legal settlements and loss contingencies, restructuring and impairment expenses, operating expenses were $124.7 million or 31.4% of revenue compared to $130.3 million or 29.4% in 2024. The improvement in absolute dollars reflects the benefits of cost reduction initiatives.

Operating loss in 2025 was $125.7 million compared to an operating loss of $41.9 million in 2024. The increased loss primarily reflects non-cash impairment expenses of $45.7 million related to the Bar-Lev facility closure.

Adjusted EBITDA in 2025, which excludes non-cash impairment and restructuring charges, expenses for share-based compensation, legal settlements and loss contingencies and restructuring and impairment expenses and non-recurring items, was a loss of $32.6 million compared to a loss of $11.5 million in 2024.

Finance expenses in 2025 were $7.8 million compared to breakeven in 2024. The difference primarily reflects foreign currency exchange rate fluctuations.

Net loss attributable to controlling interest in 2025 was $137.5 million compared to a net loss of $42.8 million in 2024. Net loss per share for the full year 2025 was $3.98 compared to a net loss per share of $1.13 in 2024. Adjusted diluted net loss per share for the full year was $1.50 on 34.7 million shares, compared to adjusted diluted net loss per share of $0.86 in 2024 on 34.7 million shares.

Balance Sheet & Liquidity

As of December 31, 2025, the Company's balance sheet included cash, cash equivalents and short-term bank deposits of $59.9 million and total debt to financial institutions of $2.4 million. The Company's net cash position was $57.5 million as of December 31, 2025, compared to a net cash position of $101.4 million as of December 31, 2024.

U.S. Tariffs Update

The Company continues to monitor the impact of existing and proposed U.S. tariffs affecting various countries and product categories, that are currently in a wide range on the majority of imported products. Approximately 47.0% of the Company's revenues during the twelve-month period ended December 31, 2025 were generated in the U.S. market, served by the Company's global production network. The Company is in continuous dialogue with its manufacturing partners to optimize its supply chain and has taken the appropriate pricing actions in the U.S. market to mitigate the increased cost of goods imported to the U.S.

In addition to these tariffs, on September 15, 2025, a petition was filed with the U.S. International Trade Commission by a U.S. quartz manufacturer alleging serious financial damages caused to the entire U.S. domestic industry by imports of quartz surface products, seeking hard quotas on the quantity of quartz surface products that can be imported into the U.S. and/or tariffs of up to 50% on all quartz surface products that are imported into the U.S. from any foreign country. In response to this petition, a multitude of objections were submitted by U.S. domestic businesses, including fabricators. This process is expected to be completed during 2026.

Legal Proceedings Update

As of December 31, 2025, the Company was subject to lawsuits involving 618 individuals alleging injuries related to exposure to respirable crystalline silica dust. These included 40 claims in Israel, 151 in Australia, and 427 in the United States. As of the same date, the Company recorded a provision of $47.2 million, representing its best estimate of probable and reasonably estimable losses associated with pending claims. The Company’s insurance receivables related to these silicosis claims totaled $11.0 million.

In the U.S. during 2025, a jury in California ruled in favor of the Company, assigning no liability to the Company in one trial. This case remains under appeal. The Company settled another claim during 2025 and four additional claims in February 2026. The Company also received one adverse jury verdict in 2024, which is currently under appeal. The remaining U.S. claims are either at an early stage or are considered only reasonably possible losses, and therefore no additional provision has been recorded.

In July 2025, both the Company and certain U.S. insurance carriers initiated proceedings for declaratory relief to determine the proper interpretation and application of the Company’s U.S. product liability insurance policies and available limits. These proceedings are in an early stage.

If there is a change in the assessment for the outcome of the claims or the insurance coverage limits through the course of the trial processes, such changes could have a material and adverse impact on our business, financial position, results of operations and cash flows. Additional information related to legal proceedings can be found in the Company’s Annual Report on form 20-F for the year ended December 31, 2025.

Closing Comment

"We enter 2026 with a significantly more flexible and efficient operational structure. We expect our  improvements to support our return to positive adjusted EBITDA in the third quarter of 2026, positioning Caesarstone to better capitalize on a market recovery and deliver consistent value for our shareholders,” concluded Mr. Trost.

About Caesarstone

Caesarstone is a global leader of premium surfaces, specializing in countertops that create dynamic spaces of inspiration in the heart of the home. Established in 1987, its multi-material portfolio of over 100 colors combines the company’s innovative technology with its powerful design passion. Spearheading high-quality, sustainable surfaces, Caesarstone delivers functional resilience with timeless beauty, for a vast range of applications, including kitchen countertops, bathroom vanities, and more, for indoor and outdoor spaces.

Since it pioneered quartz countertops over thirty years ago, the brand has expanded into porcelain and natural stone and is on the ground in more than 50 countries worldwide while enhancing customer experience through the expansion of groundbreaking digital platforms & services. More information on Caesarstone: caesarstoneus.com, Facebook, LinkedIn  and Instagram

The Company has filed its annual report on Form 20-F for the year ended December 31, 2025 with the U.S. securities and exchange commission (“SEC”) and can be accessed on its website.

Non-GAAP Financial Measures

The non-GAAP measures presented by the Company should be considered in addition to, and not as a substitute for, comparable GAAP measures. Reconciliations of GAAP gross profit to Adjusted gross profit, GAAP net income (loss) to Adjusted net income (loss) and net income (loss) to Adjusted EBITDA are provided in the schedules to this release. To calculate revenues growth rates that exclude the impact of changes in foreign currency exchange rates, the Company converts actual reported results from local currency to U.S. dollars using constant foreign currency exchange rates in the current and comparable period. The Company provides these non-GAAP financial measures because it believes that they present a better measure of the Company's core business and management uses the non-GAAP measures internally to evaluate the Company's ongoing performance. Accordingly, the Company believes that they are useful to investors in enhancing an understanding of the Company's operating performance.

Forward-Looking Statements

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “goals," “intend,” “seek,” “anticipate,” “believe,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “outlook,” “future” and “project” and other similar expressions that predict, project or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include statements regarding the Company’s goals and plans, intentions, expectations, assumptions, goals and beliefs regarding the Company’s business. Actual results may differ materially from those projections and estimates due to various risks and uncertainties, both known or unknown. These factors include, but are not limited to: the effects of the global and regional economy and geo-politics on the Company’s business and operations including the length, duration and impact of the war in Israel, the Houthi’s disruption to the movement of goods in the Red Sea and trade disruptions such as Turkey’s decision not to trade with Israel; the outcome of silicosis and other bodily injury claims, and the availability of relevant insurance; regulatory changes and requirements relating to the manufacturing and fabrication of our products; the outcome of our restructuring efforts, of the closure of the Sdot Yam and Richmond Hill Facilities, the estimated closure costs and the estimated potential savings relating to said closures, the ability to sell or sublease all or part of these facilities; our ability to effectively collaborate with production business partners; our R&D and product introduction efforts, managing constraints in the global supply chain and effectively procuring raw materials and goods as well as fluctuations in their price; our ability to mitigate the recently imposed U.S. customs tariffs; our ability to protect our brand, technology and intellectual property, as well as our freedom to operate; competitive pressures; disruptions to our information technology systems, fluctuations in currency exchange rates against the U.S. dollar; our ability to successfully integrate our acquisitions; our ability to meet ESG goals and targets; and other risks and uncertainties discussed under the sections "Risk Factors" and “Special Note Regarding Forward-Looking Statements and Risk Factor Summary” in our most recent annual report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on March 4, 2026, and in other documents filed by Caesarstone with the SEC, which are available free of charge at www.sec.gov. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations:
ICR, Inc. - Rodny Nacier
CSTE@icrinc.com
+1 (646) 200-8870

Caesarstone Ltd. and its subsidiaries Condensed consolidated balance sheets

	As of
U.S. dollars in thousands	December 31, 2025	December 31, 2024
	(Audited)	(Audited)
ASSETS

CURRENT ASSETS:

Cash and cash equivalents and short-term bank deposits	$59,920	$106,336
Trade receivables, net	48,292	46,880
Other accounts receivable and prepaid expenses	50,601	82,651
Inventories	94,275	112,609

Total current assets	253,088	348,476

LONG-TERM ASSETS:

Severance pay fund	1,245	1,526
Deferred tax assets, net	4,010	2,910
Long-term deposits and prepaid expenses	5,179	4,750
Operating lease right-of-use assets	104,774	115,392
Property, plant and equipment, net (*)	30,146	75,724
Intangible assets, net	-	263

Total long-term assets	145,354	200,565

Total assets	$398,442	$549,041

LIABILITIES AND EQUITY

CURRENT LIABILITIES:

Short-term bank credit and other loans	$2,853	$4,555
Trade payables	37,779	52,838
Related parties	247	206
Short term legal settlements and loss contingencies	38,577	42,706
Accrued expenses and other liabilities	58,718	51,383

Total current liabilities	138,174	151,688

LONG-TERM LIABILITIES:

Long-term bank and other loans	-	444
Legal settlements and loss contingencies long-term and other liabilities	8,735	9,492
Deferred tax liabilities, net	2,168	2,439
Long-term lease liabilities	106,377	107,313
Accrued severance pay	2,886	2,978
Long-term warranty provision	889	902

Total long-term liabilities	121,055	123,568

REDEEMABLE NON-CONTROLLING INTEREST	-	2,200

EQUITY:

Ordinary shares	371	371
Treasury shares - at cost	(39,430)	(39,430)
Additional paid-in capital	167,700	166,500
Capital fund related to non-controlling interest	(5,587)	(5,587)
Accumulated other comprehensive income (loss), net	(10,874)	(14,870)
Retained earnings	27,033	164,601

Total equity	139,213	271,585

Total liabilities and equity	$398,442	$549,041

Caesarstone Ltd. and its subsidiaries Condensed consolidated statements of income (loss)

	Three months ended December 31,		Twelve months December 31,
U.S. dollars in thousands (except per share data)	2025	2024	2025	2024
	(Unaudited)		(Audited)

Revenues	$94,435	$97,863	$397,228	$443,221
Cost of revenues	79,827	78,875	323,948	346,546

Gross profit	14,608	18,988	73,280	96,675

Operating expenses:
Research and development	1,361	1,446	5,674	4,950
Sales and Marketing	20,290	20,191	79,521	86,239
General and administrative	10,381	10,915	39,486	39,123
Restructuring expenses (*)	3,050	7,763	3,096	1,007
Impairment expenses (**)	45,657	-	45,657	-
Legal settlements and loss contingencies, net	16,177	1,629	25,555	7,242

Total operating expenses	96,916	41,944	198,989	138,561

Operating loss	(82,308)	(22,956)	(125,709)	(41,886)
Finance expenses, net	2,747	2,860	7,766	9

Loss before taxes	(85,055)	(25,816)	(133,475)	(41,895)
Tax expenses (income), net	2,881	(1,361)	4,284	1,081

Net loss	$(87,936)	$(24,455)	$(137,759)	$(42,976)

Net loss attributable to non-controlling interest	-	111	292	144

Net loss attributable to controlling interest	$(87,936)	$(24,344)	$(137,467)	$(42,832)
Basic net loss per ordinary share (***)	$(2.55)	$(0.60)	$(3.98)	$(1.13)
Diluted net loss per ordinary share (***)	$(2.55)	$(0.60)	$(3.98)	$(1.13)
Weighted average number of ordinary shares used in computing basic loss per ordinary share	34,572,774	34,547,633	34,569,215	34,539,378
Weighted average number of ordinary shares used in computing diluted loss per ordinary share	34,572,774	34,547,633	34,569,215	34,539,378

(*) Related to closed plants.
(**) Impairment related to long lived assets.
(***) The numerator for the calculation of net loss per share for the three and twelve months ended December 31, 2025 and 2024, has been (increased)/decreased by approximately ($0.1) and $3.8 million, respectively, to reflect the adjustment to redemption value associated with the redeemable non-controlling interest.

Caesarstone Ltd. and its subsidiaries Selected Condensed consolidated statements of cash flows

	Twelve months ended December 31,
U.S. dollars in thousands	2025	2024
	(Audited)
Cash flows from operating activities:

Net loss	$(137,759)	$(42,976)
Adjustments required to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	14,199	17,134
Share-based compensation expense	1,200	2,044
Accrued severance pay, net	189	392
Changes in deferred tax, net	(961)	(621)
Capital loss	149	980
Legal settlemnets and loss contingencies, net	25,555	18,748
Decrease in trade receivables	88	6,857
Decrease in other accounts receivable and prepaid expenses	10,966	20,128
Decrease in inventories	21,099	8,952
Decrease in trade payables	(15,342)	(579)
Increase in warranty provision	170	7,242
Changes in right of use assets	14,213	3,371
Changes in lease liabilities	(1,959)	(5,006)
Contingent consideration related to acquisitions	-	(53)
Decrease in accrued expenses and other liabilities including related parties	(18,589)	(5,746)
Restructuring expenses and Impairment related to long lived assets	48,753	1,007
Net cash (used in) provided by operating activities	(38,029)	31,874

Cash flows from investing activities:

Net cash paid for acquisitions	-	(1,556)
Purchase of property, plant and equipment	(9,036)	(10,421)
Proceeds from sale of property, plant and equipment	3,735	67
Decrease (increase) in long term deposits	(243)	51

Net cash used in investing activities	(5,544)	(11,859)

Cash flows from financing activities:

Changes in short-term bank credits and long-term loans, including related parties	(1,960)	(2,545)
Payments related to transactions with non-controlling interest	(1,920)	-
Contingent consideration related to acquisition	-	(500)
Net cash used in financing activities	(3,880)	(3,045)

Effect of exchange rate differences on cash and cash equivalents	1,037	(1,757)

Increase (decrease) in cash and cash equivalents and short-term bank deposits	(46,416)	15,213
Cash and cash equivalents and short-term bank deposits at beginning of the period	106,336	91,123

Cash and cash equivalents and short-term bank deposits at end of the period	$59,920	$106,336

Non - cash investing:
Changes in trade payables balances related to purchase of fixed assets	(103)	106

Caesarstone Ltd. and its subsidiaries

	Three months ended December 31,		Twelve months December 31,
U.S. dollars in thousands	2025	2024	2025	2024
	(Unaudited)		(Unaudited)
Reconciliation of Gross profit to Adjusted Gross profit:
Gross profit	$14,608	$18,988	$73,280	$96,675
Share-based compensation expense (a)	14	11	51	89
Amortization of assets related to acquisitions	66	70	270	282
Residual operating expenses (income) related to closed plants after closing	(31)	96	180	672
Other non recuring items (b)	2,311	141	1,855	182
Adjusted Gross profit (Non-GAAP)	$16,968	$19,306	$75,636	$97,900

(a)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.
(b)	Non recurring items related mainly to restructuring.

Caesarstone Ltd. and its subsidiaries

	Three months ended December 31,		Twelve months December 31,
U.S. dollars in thousands	2025	2024	2025	2024
	(Unaudited)		(Unaudited)
Reconciliation of Net Loss to Adjusted EBITDA:
Net loss	$(87,936)	$(24,455)	$(137,759)	$(42,976)
Finance expenses, net	2,747	2,860	7,766	9
Taxes on income, net	2,881	(1,361)	4,284	1,081
Depreciation and amortization	3,921	4,363	14,807	17,742
Legal settlements and loss contingencies, net (a)	16,177	1,629	25,555	7,242
Contingent consideration adjustment related to acquisition	-		-	(53)
Share-based compensation expense (b)	241	434	1,200	2,044
Restructuring expense (c)	3,050	7,827	3,096	1,005
Impairment expenses (d)	45,657	-	45,657	-
Residual operating expenses related to closed plants after closing	(193)	450	979	2,056
Other non recuring items (e)	2,311	284	1,855	325
Adjusted EBITDA (Non-GAAP)	$(11,144)	$(7,969)	$(32,560)	$(11,525)

(a)	Consists primarily of legal settlements expenses and loss contingencies, net, related to product liability claims.
(b)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.
(c)	Related to closed plants activities.
(d)	Impairment related to long lived assets.
(e)	Non recurring items related mainly to restructuring.

Caesarstone Ltd. and its subsidiaries

	Three months ended December 31,		Twelve months December 31,
U.S. dollars in thousands (except per share data)	2025	2024	2025	2024
	(Unaudited)		(Unaudited)
Reconciliation of net loss attributable to controlling interest to adjusted net loss attributable to controlling interest:
Net loss attributable to controlling interest	$(87,936)	$(24,344)	$(137,467)	$(42,832)
Legal settlements and loss contingencies, net (a)	16,177	1,629	25,555	7,242
Contingent consideration adjustment related to acquisition	-		-	(53)
Amortization of assets related to acquisitions, net of tax	47	532	376	2,135
Share-based compensation expense (b)	241	434	1,200	2,044
Acquisition and integration related expenses	-	-	-	-
Non cash revaluation of lease liabilities (c)	1,745	977	4,163	(2,039)
Restructuring expenses (d)	3,050	7,826	3,096	1,005
Impairmet expenses (e)	45,657	-	45,657	-
Residual operating expenses related to closed plants after closing	(193)	450	979	2,056
Other non recuring items (f)	2,311	284	1,855	325
Total adjustments	69,035	12,132	82,881	12,715
Less tax on non-tax adjustments (g)	(2,259)	(240)	(2,660)	(328)
Total adjustments after tax	71,294	12,372	85,542	13,043

Adjusted net loss attributable to controlling interest (Non-GAAP)	$(16,642)	$(11,972)	$(51,925)	$(29,789)
Adjusted loss per share (h)	$(0.48)	$(0.35)	$(1.50)	$(0.86)

(a)	Consists primarily of legal settlements expenses and loss contingencies, net, related to product liability claims.
(b)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.
(c)	Exchange rate diffrences deriving from revaluation of lease contracts in accordance with FASB ASC 842.
(d)	Related to closed plants activities.
(e)	Related to closed plants activities.
(f)	Non recurring items related mainly to restructuring.
(g)	Tax adjustments for the three and twelve months ended December 31, 2025 and 2024, based on the effective tax rates.
(h)	In calculating adjusted (Non-GAAP) loss per share, the diluted weighted average number of shares outstanding excludes the effects of share-based compensation expense in accordance with FASB ASC 718.

Caesarstone Ltd. and its subsidiaries
Geographic breakdown of revenues by region

	Three months ended December 31,		Twelve months December 31,		Three months ended December 31,		Twelve months December 31,
U.S. dollars in thousands	2025	2024	2025	2024
	(Unaudited)		(Unaudited)	(Audited)	YoY % change	YoY % change CCB	YoY % change	YoY % change CCB

USA	$41,420	$46,353	$186,885	$219,559	(10.6)%	(10.6)%	(14.9)%	(14.9)%
Canada	10,966	14,106	51,874	61,749	(22.3)%	(22.3)%	(16.0)%	(14.1)%
Latin America	656	244	1,461	1,392	168.9%	171.5%	5.0%	5.1%
America's	53,042	60,703	240,220	282,700	(12.6)%	(12.6)%	(15.0)%	(14.6)%

Australia	18,515	16,870	67,480	75,388	9.8%	9.8%	(10.5)%	(8.5)%
Asia	5,347	4,317	18,224	20,577	23.9%	25.1%	(11.4)%	(10.4)%
APAC	23,862	21,187	85,704	95,965	12.6%	12.9%	(10.7)%	(8.9)%

EMEA	12,105	11,858	51,952	47,121	2.1%	(5.3)%	10.3%	6.2%

Israel	5,426	4,115	19,352	17,435	31.9%	17.2%	11.0%	3.3%

Total Revenues	$94,435	$97,863	$397,228	$443,221	(3.5)%	(5.0)%	(10.4)%	(10.5)%